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                             SIGNAL PHARMACEUTICALS
                               5555 OBERLIN DRIVE
                               SAN DIEGO, CA 92121

September 25, 1998

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

RE:      SIGNAL PHARMACEUTICALS, INC. ("SIGNAL")
         REGISTRATION STATEMENT ON FORM S-1 (NO. 333-52901)
         APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

The undersigned registrant hereby makes application, pursuant to paragraph (a) of Rule 477 under the Securities Act of 1933, as amended, to withdraw the above-referenced Registration Statement. This application is made on the grounds that, based on current market conditions, the undersigned registrant has determined that it is not advisable at this time to proceed with the proposed offering.

If you should have any questions regarding this application, please contact Frederick T. Muto or Michael A. Newman of Cooley Godward LLP at (619) 550-6000.

Sincerely,

SIGNAL PHARMACEUTICALS, INC.


By       /s/ Alan J. Lewis
         Alan J. Lewis
         President and Chief Executive
         Officer


cc:      Mr. Bradley B. Gordon
         Frederick T. Muto, Esq.
         Michael A. Newman, Esq.